SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (Amendment No.______)


                               CREO PRODUCTS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   225606102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         Check the  appropriate box to designate the rule pursuant to which this
         Schedule is filed:

          [_]  Rule 13d-1(b)
          [_]  Rule 13d-1(c)
          [X]  Rule 13d-1(d)

CUSIP No. 225606102                   13G                    Page 2  of 6  Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSON                          Scitex Corporation Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)  [_]
                                                        (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION               Israel



________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER                   11,644,200

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER                 13,250,000

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER              11,644,200

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER            13,250,000

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  13,250,000



________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                            [_]


________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)     28.9%



________________________________________________________________________________
12.  TYPE OF REPORTING PERSON                          CO



________________________________________________________________________________

CUSIP No. 225606102                   13G                    Page 3  of 6  Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSON                          Scitex Development Corp.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)  [_]
                                                        (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION               Massachusetts



________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER                   1,605,800

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER                 1,605,800

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER              1,605,800

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER            1,605,800

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,605,800



________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                            [_]


________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)     3.5%



________________________________________________________________________________
12.  TYPE OF REPORTING PERSON                          CO



________________________________________________________________________________

ITEM 1(A).  NAME OF ISSUER:

            Creo Products Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            3700 Gilmore Way
            Burnaby, BC V5G 4M1
            Canada

ITEM 2(A).  NAME OF PERSON FILING:

            Scitex Corporation Ltd.
            Scitex Development Corp.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Scitex Corporation Ltd.
                    Hamada Street
                    Herzliya Industrial Park
                    PO Box 330
                    Herzliya B 46103
                    Israel

            Scitex Development Corp.
                    Hamada Street
                    Herzliya Industrial Park
                    PO Box 330
                    Herzliya B 46103
                    Israel

ITEM 2(C).  CITIZENSHIP:

            Scitex Corporation Ltd.- Israel
            Scitex Development Corp. - Massachusetts

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, no par value

ITEM 2(E):  CUSIP NUMBER:

            225606102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
            Not Applicable.  This Schedule 13G was filed pursuant to Rule
            13d-1(d).

ITEM 4.  OWNERSHIP.

         (a)  Amount beneficially owned:
              Scitex Corporation Ltd.
                      13,250,000 shares of Common Stock, no par value

              Scitex Development Corp.
                      1,605,800 shares of Common Stock, no par value

         (b)  Percent of class:
              Scitex Corporation Ltd.
              28.9%
              Scitex Development Corp.
              3.5%

         (c)  Number of shares as to which such person has:
              Scitex Corporation Ltd.

         (i)   Sole power to vote or to direct the vote                     11,644,200
         (ii)  Shared power to vote or to direct the vote                   13,250,000
         (iii) Sole power to dispose or to direct the disposition of        11,644,200
         (iv)  Shared power to dispose or to direct the disposition of      13,250,000

         Scitex Development Corp.
         (i)   Sole power to vote or to direct the vote                      1,605,800
         (ii)  Shared power to vote or to direct the vote                    1,605,800
         (iii) Sole power to dispose or to direct the disposition of         1,605,800
         (iv)  Shared power to dispose or to direct the disposition of       1,605,800


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         Not Applicable


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         Not Applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF THE GROUP
         Not Applicable.


ITEM 10. CERTIFICATION
         Not Applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 7, 2000                     SCITEX CORPORATION LTD.


                                        /s/ Eyal Desheh
                                        ----------------------------------------
                                        Name: Eyal Desheh



                                        SCITEX DEVELOPMENT CORP.


                                        /s/ Eyal Desheh
                                        ----------------------------------------
                                        Name: Eyal Desheh

                                INDEX TO EXHIBITS

Exhibit No.              Exhibit
-----------              -------

99.1 Joint Filing Agreement, dated April 7, 2000 between Scitex Corporation Ltd. and Scitex Development Corp.

                                                                    Exhibit 99.1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(l) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, no par value, of Creo Products Inc., and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this agreement to file any and all amendments to such Statement on Schedule 13G.


Date: April 7, 2000                     SCITEX CORPORATION LTD.



                                        ----------------------------------------
                                        Name: Eyal Desheh
                                        Title:



                                        SCITEX DEVELOPMENT CORP.



                                        ----------------------------------------
                                        Name: Eyal Desheh
                                        Title: